

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2024

William R. Jacobs
Chief Financial Officer
Northfield Bancorp, Inc.
581 Main Street
Woodbridge, NJ 07095

>   **Re: Northfield Bancorp, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2023**
>   **File No. 001-35791**

Dear William R. Jacobs:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Finance